FOR IMMEDIATE RELEASE           CONTACT: Wendy Hall
April 12, 2002                           Halliburton, Public Relations
                                         (713) 676-5227
                                         wendy.hall@halliburton.com

                                         Cedric Burgher
                                         Halliburton, Investor Relations
                                         (713) 676-4608
                                         cedric.burgher@halliburton.com


                  HALLIBURTON TO APPEAL PATENT LAWSUIT VERDICT

DALLAS, Texas -Halliburton Company (NYSE: HAL) announces that a Federal court jury in Houston, Texas, rendered a verdict on Friday, April 12, 2002, against Halliburton in a patent infringement case brought against it by BJ Services Company. The jury found that Halliburton Energy Services, Inc. infringed BJ's patent on its Vistar fracturing fluid and awarded BJ approximately $98 million of damages, which is less than one-quarter of the amount BJ claimed at the beginning of the trial. The court will award prejudgment interest at a later date. The jury found that there was no intentional infringement. The court also indicated that it would issue an injunction preventing Halliburton from further use of its Phoenix fracturing fluid that was determined by the jury to infringe the BJ patent.
     "We are surprised and disappointed by this result. We will appeal the verdict because we continue to believe that the patent is invalid," said Dave Lesar, chairman, president and chief executive officer, Halliburton. "We already have other fracturing fluids that we are currently using in our fracturing business which provide similar results and we will be expanding our use of these other fluids in place of the Phoenix fluid which is used primarily in South Texas and the Rocky Mountains. We do not expect an adverse reaction from our customers or that the loss of the Phoenix fluid will have a significant impact on our overall energy services business."
     Halliburton, founded in 1919, is one of the world's largest providers of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments.

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